UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2016

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibit 1 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

Reynolds Group Holdings Limited (“Reynolds Group”) has furnished the following information to holders of its debt securities:
Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation
I. Secured Notes Supplemental Indenture and Additional Fixed Rate Senior Secured Notes
Reynolds Group, through its wholly owned subsidiaries, issued $250 million aggregate principal amount of additional 5.125% Senior Secured Notes due 2023 (the “Additional Notes”) under a Supplemental Indenture, dated August 1, 2016 (the “Supplemental Indenture”), among Reynolds Group Issuer Inc. (“US Issuer II”), Reynolds Group Issuer LLC (“US Issuer I”), Reynolds Group Issuer (Luxembourg) S.A. (“Luxembourg Issuer” and, together with US Issuer I and US Issuer II, collectively, the “Issuers”), certain senior secured note guarantors party thereto (the “Guarantors”), The Bank of New York Mellon as trustee (the “Trustee”), principal paying agent, transfer agent, collateral agent, calculation agent and registrar and Wilmington Trust (London) Limited, as additional collateral agent (the “Additional Collateral Agent”), supplementing the Indenture, dated as of June 27, 2016 (the “Indenture”), among the Issuers, the Guarantors, the Trustee and the Additional Collateral Agent. The original 5.125% Senior Secured Notes due 2023 were issued in an aggregate principal amount of $1,350 million on June 27, 2016 (the “Original Notes”). The Additional Notes and the Original Notes will have the same terms except with respect to the issue date and issue price and will be treated as the same series for all purposes under the Indenture. The Additional Notes were issued at a price of 103.5% of the aggregate principal amount of the Additional Notes plus accrued interest from June 27, 2016 to August 1, 2016. For a description of the terms of the Additional Notes, see our Current Report on Form 6-K filed with the Securities and Exchange Commission on June 27, 2016. The Indenture was filed as an exhibit thereto and the Supplemental Indenture is filed as an exhibit hereto.

Index to Exhibits

Exhibit No.     Description

1
Supplemental Indenture, dated as of August 1, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior secured note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent, collateral agent, calculation agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
August 3, 2016